UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (AMENDMENT NO.1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             HANA BIOSCIENCES, INC.


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    40963P105
                                  CUSIP Number

                                December 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 40963P105
                                                                     Page 2 of 5


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LINDSAY A. ROSENWALD, M.D.

2        Check the Appropriate Box If a Member of a Group *

                                                     a.     |_|
                                                     b.     |_|

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                 792,075
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                63,327
    Each
Reporting                   7             792,075
    Person
    With
                            8             Shared Dispositive Power
                                          63,327

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    855,402

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                       |_|

11       Percent of Class Represented By Amount in Row (9)

                                      3.8%

12       Type of Reporting Person *

                                       IN

* see instructions before filling out

CUSIP No. 40963P105
                                                                     PAGE 4 OF 5

039998.0003  NEW YORK  357623 v1

ITEM 1(A)         NAME OF ISSUER:

                  Hana BioSciences, Inc.. (the "Issuer")

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  400 Oyster Point Boulevard, Suite 215
                  South San Francisco, California 94080

ITEM 2(A)         NAME OF PERSON FILING:

                  Lindsay A. Rosenwald, M.D. (the "Reporting Person").

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                       c/o Paramount BioCapital Investments, LLC
                       787 Seventh Avenue, 48th Floor
                       New York, NY 10036


ITEM 2(C)         CITIZENSHIP:
                  The Reporting Person is a citizen of the United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  40963P105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

                  The Reporting Person beneficially owns 855,402 Shares as follows: 63,327 Shares owned by Paramount BioCapital Investments, LLC of which the Reporting Person is sole and managing member; 641,703 Shares owned directly by the Reporting Person; and warrants to purchase 150,372 Shares held directly by the Reporting Person.

ITEM 4(B)         PERCENT OF CLASS:

                  See Item 11 of the cover page.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)      Sole power to vote or direct the vote:                         Please see Item 5 of the cover
                                                                                page.
        (ii)     Shared power to vote or to direct the vote                     Please see Item 6 of the cover
                                                                                page.
        (iii)    Sole power to dispose or to direct the disposition of          Please see Item 7 of the cover
                                                                                page.
        (iv)     Shared power to dispose or to direct the disposition of        Please see Item 8 of the cover
                                                                                page.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF A CLASS OF SECURITIES OF THE ISSUER, CHECK THE FOLLOWING BOX. |X|

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  This Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                 February 10, 2006


                                                 --------------------------
                                                 Lindsay A. Rosenwald, M.D.